                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
      FOR THE TRANSITION PERIOD FROM ________________ TO _________________



                          COMMISSION FILE NUMBER 1-9513


                           EMPLOYEES' SAVINGS PLAN AND
                        EMPLOYEE STOCK OWNERSHIP PLAN OF
                            CONSUMERS ENERGY COMPANY
                                ONE ENERGY PLAZA
                             JACKSON, MICHIGAN 49201
                             -----------------------
               (FULL TITLE OF THE PLAN AND ADDRESS OF THE PLAN, IF
                 DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW)



                             CMS ENERGY CORPORATION
                                ONE ENERGY PLAZA
                             JACKSON, MICHIGAN 49201
                             -----------------------
                     (NAME OF ISSUER OF THE SECURITIES HELD
                      PURSUANT TO THE PLAN AND THE ADDRESS
                       OF ITS PRINCIPAL EXECUTIVE OFFICE)

                      Employees' Savings Plan and Employee
                Stock Ownership Plan of Consumers Energy Company

             Audited Financial Statements and Supplemental Schedule


                         December 31, 2002 and 2001 and
                          Year ended December 31, 2002




                                    CONTENTS

Report of Independent Auditors....................................................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits...................................................................2
Statement of Changes in Net Assets Available for Benefits.........................................................3
Notes to Financial Statements.....................................................................................4

Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year) .................................................10

             Report of Independent Auditors


Plan Administrator
Employees' Savings Plan and Employee
   Stock Ownership Plan of Consumers Energy Company

We have audited the accompanying statement of net assets available for benefits of Employees' Savings Plan and Employee Stock Ownership Plan of Consumers Energy Company as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. Other auditors, who have ceased operations, were engaged to audit the financial statements and schedule of the Plan for the year ended December 31, 2001. Their report dated May 10, 2002, expressed an opinion that such financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2001 and for the year then ended, in conformity with accounting principles generally accepted in the United States.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to auditing procedures applied in our audit of the 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Detroit, Michigan
June 23, 2003
                                                                           1

                   Employees' Savings Plan and Employee Stock
                   Ownership Plan of Consumers Energy Company

                Statements of Net Assets Available for Benefits


                                                                                           DECEMBER 31
                                                                                      2002                2001
                                                                           -----------------------------------------
Assets
Investments:
  Guaranteed investment contracts (at contract value)                              $133,883,841        $ 116,014,629
  CMS Energy Corporation Common Stock                                               114,336,401          223,364,740
  Other Common stock                                                                          -          192,761,978
  Fidelity Dividend Growth Fund                                                     129,595,779                    -
  Nicholas-Applegate Core Growth Institutional
    Portfolio Fund                                                                   26,958,174           42,845,245
  Comerica Foreign Equity Fund                                                       12,094,531           16,907,463
  Vanguard Large-Cap Value Index Fund                                                 7,916,780            8,327,202
  Vanguard S&P 500 Index Fund                                                        10,733,054           12,258,069
  Vanguard Large-Cap Growth Index Fund                                               10,999,521           15,556,295
  Nicholas-Applegate Small-Cap Growth Fund                                            7,710,161           10,765,003
  Short term investments                                                             38,830,403           33,424,497
  Loans to participants                                                              31,092,239           33,496,939
                                                                           -----------------------------------------
Total investments                                                                   524,150,884          705,722,060

Receivables:
  Participant contributions                                                           3,576,748            3,601,257
  Employer contributions                                                                      -            1,197,514
  Interest and dividends                                                                 97,095              228,034
                                                                           -----------------------------------------
                                                                                      3,673,843            5,026,805

LIABILITY
  Other                                                                                  54,056                    -
                                                                           -----------------------------------------
Net Assets available for benefits                                                  $527,770,671        $ 710,748,865
                                                                           =========================================


See accompanying notes.

                   Employees' Savings Plan and Employee Stock
                   Ownership Plan of Consumers Energy Company

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2002


ADDITIONS
Interest and dividend income                                                                         $  24,638,512
Participant contributions                                                                               47,730,914
Employer contributions                                                                                  10,534,451
                                                                                                -------------------
Total additions                                                                                         82,903,877

DEDUCTIONS
Benefits payments, withdrawals and distributions                                                        49,773,418
Other                                                                                                       54,056
                                                                                                -------------------
Total deductions                                                                                        49,827,474

Net realized and unrealized depreciation
  in fair value of investments (Note 3)                                                               (216,054,597)
                                                                                                -------------------
Net decrease                                                                                          (182,978,194)

Net Assets available for benefits:
  Beginning of year                                                                                    710,748,865
                                                                                                -------------------
  End of year                                                                                        $ 527,770,671
                                                                                                ===================


See accompanying notes.

                      Employees' Savings Plan and Employee
                Stock Ownership Plan of Consumers Energy Company

                          Notes to Financial Statements


                           December 31, 2002 and 2001

1. DESCRIPTION OF PLAN

The following description of the Employees' Savings Plan and Employee Stock Ownership Plan of Consumers Energy Company (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan designed to encourage and assist employees of CMS Energy Corporation and its subsidiaries, which are at least
80% owned and have adopted the Plan (the Company or Employer) in saving for the future. The Plan is a voluntary program that allows eligible participants to invest their contributions in various investment funds. All regular employees of the Company as defined by the Plan, may participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants in the Plan may elect to make pre-tax or after-tax contributions in amounts equal to whole percentages from 1% to 25% of their eligible compensation, as defined by the Plan, subject to certain limitations as set forth in the Plan. If a member's regular annual salary is equal to or more than $80,000, the most that can be contributed by the employer on behalf of the participant to the Plan is 11%.

The Company will make a matching contribution in an amount equal to $.50 for each $1.00 contributed by a participant, up to a maximum of 6% of the participant's compensation.

Effective September 1, 2002, all matching contributions to the plan were suspended. The Matching Employer Contributions are expected to resume on the first pay attributable to work on or after January 1, 2005.

Each Employer may contribute an Incentive Contribution, which is determined at the end of each year based on earnings performance goals set by the Company at the beginning of the year.

The Incentive Contribution will be based on the participant's net Elective Employer and Participant Contributions of up to 6% of each participant's compensation. The Matching Employer and Incentive Contributions are allocated entirely to CMS Energy Corporation common stock.

The Plan Administrator may exclude Incentive Contributions to the accounts of certain officers of Employer.

Effective September 1, 2002, all incentive contributions to the plan were eliminated.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, Elective Employer Contributions and Matching Employer and Incentive Contributions and allocations of Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the vested value of the participant's account.

PARTICIPANT LOANS

Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance of the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest are paid ratably through payroll deductions.

VESTING

Participants are immediately vested in their contributions and Elective Employer Contributions plus actual earnings thereon. Vesting in the Matching Employer and Incentive Contributions of their accounts are based on years of service. A participant becomes 10% vested for each of the first two years of service with the Company, and 20% for each of the next four years of service.

PAYMENT OF BENEFITS

Upon termination of service, death, disability or retirement, a participant may receive a lump-sum amount equal to the vested value of his or her account.

FORFEITURES AND ADMINISTRATIVE EXPENSES

Forfeitures result from Matching Employer or Incentive Contribution remaining in the Plan for terminated participants' nonvested account balances. Forfeitures generated are added to a forfeiture reserve account and are available to offset Matching Employer and Incentive Contributions. Such amounts forfeited in 2002 and 2001 were $167,015 and $391,527, respectively, and were treated as a reduction of the Employer's contribution liability. The Company pays expenses relating to the administration of the Plan. Brokerage fees, commissions, stock transfer taxes and other expenses in connection with the purchases, sales and distributions of securities for each investment fund are charged to the fund that incurred the cost.

PLAN TERMINATION

Although it has not expressed the intention to do so, the Company has reserved the right to terminate the Plan at any time by resolution of its Board of Directors. The value of the participant accounts will be determined as of the effective date of the termination and be distributed as provided by the Plan.

2. SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

Except for the investment contracts, the Plan's investments are stated at fair value which equals the quoted market price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The fair value of the participation units owned by the Plan in the common trust fund accounts are based on quoted redemption values on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. Contract value approximates fair value. The average yield for these contracts was 6.31% in 2002 and 6.69% in 2001. The crediting interest rate for these investment contracts ranged from approximately 5.4% to 7.2% in both 2002 and 2001. Rates on contracts remain fixed for the life of each contract.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

During 2002, the Plan's investments (including investments purchased and sold, as well as held, during the year) depreciated in fair value as determined by quoted market prices as follows:

                                                              NET REALIZED
                                                             AND UNREALIZED
                                                              DEPRECIATION
                                                             IN FAIR VALUE
                                                             OF INVESTMENTS
                                                           DECEMBER 31, 2002
                                                         -----------------------
      Mutual funds                                          $     (77,865,143)
      CMS Energy Corporation common stock                        (138,189,454)
                                                         -----------------------
                                                            $    (216,054,597)
                                                         =======================

The CMS Energy Corporation common stock investment is the only investment with non-participant directed contributions. Activity for this fund is as follows for the year ended December 31, 2002.

Investment balance at January 1, 2002                                                $      223,364,740
   Contributions received                                                                    16,732,823
   Net depreciation in fair value                                                          (138,189,454)
   Interest and dividend income                                                              11,353,066
   Benefits paid to participants                                                            (11,437,337)
   Net transfers from other funds                                                            12,512,563
                                                                                   ---------------------
Investment Balance at December 31, 2002                                              $      114,336,401
                                                                                   =====================

4. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                               DECEMBER 31
                                                                        2002                 2001
                                                                 ------------------------------------------
Net assets available for benefits per the financial
   statements                                                      $    527,770,671    $     710,748,865
Amounts allocated to withdrawn participants                              (6,734,928)          (3,134,204)
                                                                 ------------------------------------------
Net assets available for benefits per the Form 5500                $    521,035,743    $     707,614,661
                                                                 ==========================================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                         YEAR ENDED
                                                                         DECEMBER 31,
                                                                             2002
                                                                      ------------------
        Benefits paid to participants per the financial
           statements                                                 $      49,773,418
        Add amounts allocated on Form 5500 to
           withdrawn participants at December 31, 2002                        6,734,928
        Less amounts allocated on Form 5500 to
           withdrawn participants at December 31, 2001                       (3,134,204)
                                                                      ------------------
        Benefits paid to participants per the Form 5500               $      53,374,142
                                                                      ==================

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

5. CONTINGENT LIABILITIES

CMS Energy Corporation is a named defendant, along with Consumers Energy Company, CMS Marketing Services and Trading and certain named and unnamed officers and directors, in two lawsuits brought as purported class actions on behalf of participants and beneficiaries of the 401(k) Plan. The two cases, filed in July 2002 in the United States District Court for the Eastern District of Michigan, were consolidated by the trial judge and an amended and consolidated complaint has been filed. Plaintiffs allege breaches of fiduciary duties under ERISA and seek restitution on behalf of the Plan with respect to a decline in value of the shares of CMS Energy Common Stock held in the Plan. Plaintiffs also seek other equitable relief and legal fees. These cases will be vigorously defended. The Company cannot predict the outcome of this litigation.

6. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 24, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. SUBSEQUENT EVENT

On June 11, 2003, CMS Energy Corporation completed the previously announced sale of all of the outstanding stock of Panhandle Eastern Pipe Line Company (Panhandle) to Southern Union Panhandle Corp., a newly formed entity owned by Southern Union Company. All Panhandle participants in the Plan were 100% vested in both the Matching Employer and Incentive Contributions upon completion of the sale.

                   Employees' Savings Plan and Employee Stock
                   Ownership Plan of Consumers Energy Company

                        EIN: 38-0442310  Plan Number: 002

         Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)

                                December 31, 2002

                                                                                                                   CONTRACT
                                                 DESCRIPTION OF INVESTMENT INCLUDING                                  OR
    IDENTITY OF  ISSUE, BORROWER,                 MATURITY DATE, RATE OF INTEREST,                                 CURRENT
      LESSOR OR SIMILAR PARTY                     COLLATERAL, PAR OR MATURITY VALUE                      COST       VALUE
-------------------------------------------------------------------------------------------------------------------------------
* New York Life Insurance Company                 7.10%, Matures 06/27/05                                      $   12,755,322
* Principal Mutual Life Insurance Company         7.20%, Matures 4/01/03                                            8,959,593
* Principal Mutual Life Insurance Company         6.00%, Matures 2/15/05                                           18,816,614
* Principal Mutual Life Insurance Company         6.18%, Matures 11/14/06                                          11,041,396
* Principal Mutual Life Insurance Company         6.28%, Matures 5/14/07                                           11,058,581
* Principal Mutual Life Insurance Company         5.85%, Matures 1/30/08                                           10,548,790
* The Prudential Mutual Life Insurance Company    6.97%, Matures 6/21/04                                            8,877,213
* The Prudential Mutual Life Insurance Company    5.40%, Matures 11/15/06                                          10,663,735
* The Prudential Mutual Life Insurance Company    5.70%, Matures 11/15/07                                          16,051,252
* Travelers Life and Annuity                      6.45%, Matures 5/12/05                                           25,111,345

Fidelity Investments                              Fidelity Dividend Growth Fund                                   129,595,779

* CMS Energy Corporation                          Common Stock of CMS Energy Corporation                          114,336,401

Nicholas Applegate                                Nicholas-Applegate Core Growth Institutional
                                                    Portfolio Fund                                                 26,958,174

                                                  Nicholas-Applegate Small-Cap Growth Fund                          7,710,161

* Comerica Bank, N.A.                             Comerica Foreign Equity Fund                                     12,094,531

Vanguard Investments                              Vanguard Large-Cap Value Index Fund                               7,916,780

                                                  Vanguard S&P 500 Index Fund                                      10,733,054

                                                  Vanguard Large-Cap Growth Index Fund                             10,999,521

* Comerica Bank, N.A.                             Short term investments                                           38,830,403

* Participants                                    Loans to participants                               $       -    31,092,239
                                                                                                      =========--------------
                                                                                                                  524,150,884
                                                                                                              ===============

* Party-in-interest.

Note: Historical cost information is not shown as all investments are participant-directed.

   THIS REPORT IS A COPY OF THE PREVIOUSLY ISSUED ARTHUR ANDERSEN REPORT AND
            THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Employees' Savings & Incentive Plan and Employee Stock Ownership Plan of Consumers Energy Company:

We have audited the accompanying statements of financial position of EMPLOYEES' SAVINGS & INCENTIVE PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN OF CONSUMERS ENERGY COMPANY (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in members' equity for each of the three years in the period ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan administrator, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2001 and 2000, and the changes in members' equity for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                             ARTHUR ANDERSEN LLP

Detroit, Michigan,
May 10, 2002.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                        CONSUMERS ENERGY COMPANY
                                                     EMPLOYEES' SAVINGS PLAN AND
                                                   EMPLOYEE STOCK OWNERSHIP PLAN




                                    By: /s/ John F. Drake
                                       -----------------------------------------
                                         John F. Drake
                                         Plan Administrator and
                                         Senior Vice President, Human Resources,
                                         CMS Energy Corporation and
                                         Consumers Energy Company

Dated:  June 30, 2003

                                    EXHIBITS


Exhibit Number                                Description

    (23)(a) Statement regarding Consent of Independent Auditors, Arthur Andersen LLP

    (23)(b)                Consent of Independent Auditors, Ernst & Young LLP

    (99) Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002